SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 22)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Francis S. Currie Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 1-650-752-2002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

Page 1 of 4 Pages

CUSIP No. 157639105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Domaines Barons de Rothschild (Lafite) SCA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,556,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,556,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,556,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* PN

      Domaines Barons de Rothschild (Lafite) SCA (the “Reporting Person”) hereby amends and supplements its Report on Schedule 13D, originally filed on April 19, 1989 (as heretofore amended and supplemented by Amendment Nos. 1 through 21, the “Schedule 13D”) with respect to the purchase of shares of common stock, no par value, (the “Shares”) of The Chalone Wine Group, Ltd. (the “Company”).

      Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is supplemented as follows:

           As described in Amendment No. 21 to this Schedule 13D, the Reporting Person has made a proposal to the board of directors of the Company on May 17, 2004, as described in the Offer Letter attached thereto as Exhibit 1 (the “Offer Letter”), with respect to a business combination transaction between the Reporting Person, Huneeus Vintners LLC (“HVI”) and Constellation Brands, Inc. (“CBI”).

           On June 30, 2004, the Reporting Person delivered to the board of directors of the Company a letter extending the offer contained in the Offer Letter (the “Extension of Offer Letter”) until July 31, 2004. The remaining terms of the Offer Letter remain in full force and effect. The Extension of Offer Letter is attached hereto as Exhibit 4.

Item 7. Material to be Filed as Exhibits.

      Item 7 of the Schedule 13D is supplemented as follows:

      Exhibit 4: Extension of Offer Letter dated June 30, 2004 delivered tothe board of directors of the Company by the Reporting Person.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2004

Date

/s/ Eric de Rothschild

Signature

Eric de Rothschild / Managing Director

(Name/Title)